April 24, 2014	News Release 14–09

SILVER STANDARD ANNOUNCES AMENDMENTS TO STOCK OPTION PLAN
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces that, subsequent to the mailing of the Company's management information circular dated March 14, 2014 in connection with its Annual and Special Meeting of Shareholders to be held on May 9, 2014 (the “Meeting”), the directors of the Company approved certain amendments to the Amended and Restated Stock Option Plan (the “Plan”) to be presented to shareholders for approval at the Meeting.

The amendments made by the directors include:

▪	Reducing the maximum number of common shares to be issued upon the exercise of options to 6% of the outstanding common shares of the Company. The previous limit was 8.5%; and

▪	Article 6 “Amendment and Termination” is amended to require shareholder approval to expand the scope of eligible participants under the Plan to include non-employee directors.
The Plan, as amended by these amendments, will be presented to shareholders for approval at the Meeting. A copy of the Plan will be available at the meeting. You may request a copy of the Plan by contacting the Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.
SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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